**Tofaş Türk Otomobil Fabrikası A.Ş.**
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**Tic.Sic.No.**:100324 / 46239

RECEIVED
2007 MAR -5 A

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**

07021466

**File No. 82-3699**

**28.02.2007**

**Re: Information Furnished Pursuant to**
**<u>Rule 12g3-2(b)(1)(iii)</u>**

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

*Enclosure:*
1. *Board decisions 2006/18, 2007/1*

dw 3/5

Koç

**TOFAŞ**
**TÜRK OTOMOBİL FABRİKASI A.Ş.**
**DECISION OF THE BOARD OF DIRECTORS**

| | |
|---|---|
| **Date of the Decision** | : 26.02.2007 |
| **Number of the Decision** | : 2007/1 |
| **Participants** | : |
| - Mr. Mustafa V. KOÇ | : Chairman |
| - Mr. Sergio MARCHIONNE | : Vice Chairman |
| - Mr. Ali Aydın PANDIR | : Member & CEO |
| - Mr. Temel ATAY | : Member |
| - Mr. Fevzi Bülent ÖZAYDINLI | : Member |
| - Mr. Kudret ÖNEN | : Member |
| - Mr. Alfredo ALTAVILLA | : Member |
| - Mr. Paolo MONFERINO | : Member |
| - Mr. Mert BAYRAM | : Auditor |
| - Mr. Raul POZZI | : Auditor |
| - Mr. Serkan ÖZYURT | : Auditor |

**SUBJECT** :

Determination of the location, time and Agenda regarding the date of the Ordinary Meeting of the General Assembly of Shareholders.

--------------------

The Member of the Board of Directors and Company CEO Mr. Ali Aydın Pandır, proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the following matters matters are discussed and resolved.

For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Shareholders of Tofaş Türk Otomobil Fabrikası A.Ş. on Friday, 20 April 2007 at 16.00 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and therefore to prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to the next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report and the attached Corporate Governance Adoption Report, Balance Sheets and Income Statements as well as Auditing Reports and profit distribution proposal in Company Headquarters within the legal period and publish on the Website prior to the General Assembly Meeting for inspection by the Shareholders.

**39th ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS OF TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ DATED 20 APRIL 2007**

**<u>AGENDA OF THE MEETING</u>**

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2006 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2006 Balance Sheets and Income Statements,

3. Approval of replacements of the Board of Directors during the year under the Article 315 of Turkish Commercial Code,

4. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2006,

5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2006's income,

6. Informing the General Assembly on the profit distribution policy for the year 2007 and the following years pursuant to Corporate Governance Principles.

7. Informing the General Assembly on the donations and grants given to foundations and associations by the Company for social support purposes in 2006,

8. Re-election or replacement of the Auditors whose terms of office have expired,

9. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

10. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

11. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

12. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

13. Wishes and Opinions.

| | |
|---|---|
| **MUSTAFA V. KOÇ**<br>**Chairman** | **SERGIO MARCHIONNE**<br>**Vice Chairman** |
| **ALİ AYDIN PANDIR**<br>**Member&CEO** | **F. BÜLENT ÖZAYDINLI**<br>**Member** |
| **TEMEL ATAY**<br>**Member** | **KUDRET ÖNEN**<br>**Member** |
| **ALFREDO ALTAVILLA**<br>**Member** | **PAOLO MONFERINO**<br>**Member** |

**TOFAŞ**
**TÜRK OTOMOBİL FABRİKASI A.Ş.**
**DECISION OF THE BOARD OF DIRECTORS**

**Date of the Decision** : 26.12.2006

**Number of the Decision** : 2006/18

**Participants** :

| | |
|---|---|
| - Mr. Mustafa V. KOÇ | : Chairman-KOÇ Holding A.Ş. |
| - Mr. Sergio MARCHIONNE | : Vice Chairman-FIAT Auto S.p.A. |
| - Mr. Temel ATAY | : Member-KOÇ Holding A.Ş. |
| - Mr. Fevzi Bülent ÖZAYDINLI | : Member-KOÇ Holding A.Ş. |
| - Mr. Kudret ÖNEN | : Member-KOÇ Holding A.Ş. |
| - Mr. Alfredo ALTAVILLA | : Member-FIAT Auto S.p.A. |
| - Mr. Paolo MONFERINO | : Member-FIAT Auto S.p.A. |
| - Mr. Mert BAYRAM | : Auditor |
| - Mr. Raul POZZI | : Auditor |
| - Mr. Serkan ÖZYURT | : Auditor |

**SUBJECT**:
1- Replacement of the Member who have resigned.
2- Assignment of the members of the Committee Responsible for Auditing pursuant to Notification of Capital Market Board.

---

**1-** Mr. Sergio MARCHIONNE, the Vice Chairman of the Board of our Company has proposed to adopt the following resolution on the resignation from the Board Membership and on replacement thereof.

The resignation of Mr. Diego PISTONE, who has been holding the title of Member of the Board of Directors of our Company since 11.02.2005 has been approved. The Board of Directors has offered its gratitude to Mr. Diego PISTONE for his successful performance and contribution throughout his term of office. Upon proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Ali Aydın PANDIR, who is our Company's CEO, as the Member the Board of Directors of our Company due to the vacancy caused by Mr. Diego PISTONE' resignation, and to bring this proposal of assignment to the first Shareholders General Assembly's approval.

It has been resolved that Mr. Ali Aydın PANDIR, appointed as the member of the Board of Directors of our Company, will be authorized to represent the Company as the first degree signatories pursuant to relevant regulations and the Decision 2006/14 of the Board of Directors.

**2-** Within the scope of regulations under the Notification of Capital Market Board Volume X No: 19 and the provision that sets forth establishment of a Committee Responsible for Auditing among the members of the Board of Directors, it is resolved to assign Mr. Paolo MONFERINO as the member of the Committee Responsible for Auditing to replace Mr. Diego PISTONE, pursuant to the provisions of the said notification.

**MUSTAFA V. KOÇ**
**Chairman**

**SERGIO MARCHIONNE**
**Vice Chairman**

**F. BÜLENT ÖZAYDINLI**
**Member**

**TEMEL ATAY**
**Member**

**ALFREDO ALTAVILLA**
**Member**

**KUDRET ÖNEN**
**Member**

**PAOLO MONFERINO**
**Member**

END